SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana  70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

	Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013	21

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	22

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
     Savings Plan of Entergy Corporation and Subsidiaries VII

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VII (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 26, 2014

EIN 72-1229752 / PN 016
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2013 and 2012

	December 31,
	2013	2012
INVESTMENTS:
Plan interest in Master Trust, at fair value	$13,610,120	$10,631,888

RECEIVABLES:
Notes receivable from participants	770,064	475,328

Net Assets Reflecting all Investments, at fair value	14,380,184	11,107,216

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(7,070)	(23,264)

Net Assets Available for Benefits	$14,373,114	$11,083,952

See Notes to Financial Statements.

EIN 72-1229752 / PN 016
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2013

Participant
Directed
Additions to Net Assets attributed to:
Interest income on notes receivable from participants	$14,191
Plan interest in Master Trust investment income	2,322,875

Contributions:
Participant	1,224,552
Employer - net of forfeitures	599,114
Total contributions	1,823,666

Other credit adjustments - net	75,926

Total additions	4,236,658

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	946,471
Loan and brokerage fees	1,025
Total deductions	947,496

Net increase in Net Assets	3,289,162

Net Assets Available for Benefits:
Beginning of Year	11,083,952
End of Year	$14,373,114

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

Note 1.   General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VII (Entergy Savings Plan VII) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of Entergy Savings Plan VII is provided for general information only.  Entergy Savings Plan VII participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VII Plan Document as well as the Summary Plan Description and summaries of material modifications for a more complete description of Entergy Savings Plan VII's provisions.

General:  Entergy Savings Plan VII is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VII information.  Entergy Savings Plan VII is also governed by the Internal Revenue Code (IRC) of 1986, as amended.

Entergy Savings Plan VII is intended to constitute two types of plans qualified under IRC Section 401(a) as follows:

•	A profit-sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under IRC Section 401(k); and
•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in IRC Section 4975(e)(7).

Entergy Savings Plan VII is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments in 2013:  Entergy Savings Plan VII was amended and restated on January 24, 2013, but effective as of January 1, 2013, to (i) incorporate into one document all amendments adopted since the 2008 amendment and restatement of Entergy Savings Plan VII and (ii) to clarify that under the automatic enrollment provision of Savings Plan VII deferral contributions will be automatically effective as of the first day of the payroll period occurring as soon as administratively possible following 180 calendar days after the latest of the employee’s employment commencement date, rehire date, date which the employee first becomes eligible for Entergy Savings Plan VII or the date a suspension for hardship ends if the employee first becomes eligible for Entergy Savings Plan VII during the suspension.  Savings Plan VII was amended on June 19, 2013, but effective as of January 1, 2013, to include as eligible earnings, for purposes of calculating defined company contributions under Entergy Savings Plan VII for certain full-time hourly- paid eligible employees, an amount calculated by multiplying each such employee’s regular rate of pay by a certain number of hours for which he is paid an overtime premium.  Entergy Savings Plan VII was amended on December 16, 2013, but effective as of January 1, 2013, to (i) clarify that employees on an approved paid leave of absence may participate in Entergy Savings Plan VII and (ii) clarify that Entergy Savings Plan VII is funded by the employer(s) participating in Entergy Savings Plan VII in accordance with the contribution provisions of Entergy Savings Plan VII.

The significant provisions of the Entergy Savings Plan VII, including the effect of these amendments, are described throughout this note.

Trustee:  Entergy Savings Plan VII utilizes T. Rowe Price Trust Company (Trustee) as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services.  Entergy Savings Plan VII's investment options, which, except for the Entergy Stock Fund, the Vanguard Institutional Index Fund Plus and TradeLink Participant-Directed Brokerage Accounts, are managed by its Trustee or affiliates of its Trustee, are:

•	Entergy Stock Fund
•	Entergy Stable Income Fund
•	Vanguard Institutional Index Fund Plus
•	T. Rowe Price Balanced Fund
•	T. Rowe Price International Core Equity Trust A
•	T. Rowe Price Equity Income Trust C
•	T. Rowe Price Blue Chip Growth Trust T4
•	T. Rowe Price New Horizons Trust A
•	T. Rowe Price Bond Trust I T1
•	T. Rowe Price Retirement 2005 Active Trust A
•	T. Rowe Price Retirement 2010 Active Trust A
•	T. Rowe Price Retirement 2015 Active Trust A
•	T. Rowe Price Retirement 2020 Active Trust A
•	T. Rowe Price Retirement 2025 Active Trust A
•	T. Rowe Price Retirement 2030 Active Trust A
•	T. Rowe Price Retirement 2035 Active Trust A
•	T. Rowe Price Retirement 2040 Active Trust A
•	T. Rowe Price Retirement 2045 Active Trust A
•	T. Rowe Price Retirement 2050 Active Trust A
•	T. Rowe Price Retirement 2055 Active Trust A
•	T. Rowe Price Retirement Income Active Trust A
•	Tradelink Participant-Directed Brokerage Accounts

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility:  Entergy Savings Plan VII is available to any eligible bargaining unit employee of Entergy Nuclear Operations, Inc. who is represented by Local 150 of the United Workers Union of America, AFL-CIO, represented by its Michigan State Utility Workers Council, and whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan.  Employees are eligible to participate as of the first day of active employment as a Palisades bargaining employee.

Automatic enrollment:  If an eligible newly hired, re-hired, or transferred bargaining employee does not enroll in Entergy Savings Plan VII and does not affirmatively opt out of participation, he or she will automatically be enrolled in Entergy Savings Plan VII as soon as administratively practical following 180 calendar days after his or her hire date, rehire date, the date he or she is eligible due to transfer, or the date a suspension for hardship ends if the employee first becomes eligible for participation in Entergy Savings Plan VII during the suspension.  If the employee does not opt out of participation in Entergy Savings Plan VII, before-tax contributions of 6% of the employee's eligible earnings will be made automatically to Entergy Savings Plan VII on his or her behalf.

Contributions:  Contributions to Entergy Savings Plan VII made by or on behalf of participants are deposited with the Trustee.  Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period.  Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both.  Contributions are subject to certain IRC limitations.  The before-tax deferral contribution dollar limit for the calendar year 2013 was $17,500 per participant.  The overall annual limit for 2013 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $51,000.  Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions.  The dollar limit for catch-up deferral contributions for the calendar year 2013 was $5,500.  Based on nondiscrimination testing provisions under Entergy Savings Plan VII, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period.  Employer matching contributions are equal to 60% of the participant's before-tax deferral and after-tax contributions made by the participant for a given pay period that do not exceed 6% of the Participant’s eligible earnings.  Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make defined company contributions on behalf of those eligible employees who do not participate in one of the Entergy defined benefit pension plans.  Eligible participants will share in the allocation of defined company contributions beginning with the first full pay period following 90 calendar days from the participant's first day of active employment with the employing Entergy System Company.   Defined company contributions for eligible participants are equal to 5% of the participant's eligible earnings for each applicable pay period.

Entergy Savings Plan VII provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the IRC of 1986, as amended, under an annuity contract described in Section 403(b) of the Code, under an eligible plan described in Section 457(b) of the Code or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code may be accepted under Entergy Savings Plan VII as a direct rollover or a participant rollover contribution.  Entergy Savings Plan VII does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments:  Participant contributions, employer matching contributions, and defined company contributions are invested as directed by participants in accordance with Entergy Savings Plan VII's investment options.  Participant contributions, employer matching contributions, and defined company contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Trusts designated as Entergy Savings Plan VII’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Active Trust A
•	T. Rowe Price Retirement 2010 Active Trust A
•	T. Rowe Price Retirement 2015 Active Trust A
•	T. Rowe Price Retirement 2020 Active Trust A
•	T. Rowe Price Retirement 2025 Active Trust A
•	T. Rowe Price Retirement 2030 Active Trust A
•	T. Rowe Price Retirement 2035 Active Trust A
•	T. Rowe Price Retirement 2040 Active Trust A
•	T. Rowe Price Retirement 2045 Active Trust A
•	T. Rowe Price Retirement 2050 Active Trust A
•	T. Rowe Price Retirement 2055 Active Trust A

The value of investments may fluctuate with changes in market conditions.  The amount of risk varies based on the fund's investment goals and composition.  Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions, company matching contributions, and defined company contributions or reallocate the investment of the existing balance in their participant account at any time, subject to T. Rowe Price’s excessive trading guidelines.

Participant accounts:  Individual accounts are maintained for each participant of the Entergy Savings Plan VII. Each participant's account is credited with the participant's contribution, company matching contributions, and defined company contributions, for those participants eligible to participate in the defined company contributions account.  As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values.  Dividends and interest payments on investments held in the participant’s account are generally reinvested in the fund that generated the dividends and interest payments.  A dividend pass through feature under Entergy Savings Plan VII allows participants who have amounts invested in the Entergy Stock Fund to elect to have dividends on Entergy Corporation common stock paid directly to them instead of being reinvested in the Entergy Stock Fund.

Vesting:  Participants are fully vested at all times in the participant's before-tax deferral, after-tax, defined company contribution, dividend reinvestment, and rollover accounts.  Participants become fully vested in the company matching account upon the completion of six years of vesting service.  Participants also will receive vesting service credit for their continuous credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company immediately prior to Entergy Nuclear Palisades, L.L.C's purchase of Palisades.  Participants may also become fully vested in the company matching account upon the occurrence of certain circumstances.

In-service withdrawals:  While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax account, dividend reinvestment account, or rollover account.  Participants who have at least five (5) years of vesting service also may withdraw some or all of the vested amount from their company matching account. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older.  A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in Entergy Savings Plan VII in which the participant is vested, other than defined company contributions.  A participant may also apply for a hardship withdrawal from his before-tax deferral account if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants:  Entergy Savings Plan VII has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less.  The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal as of the last business day of the preceding month, minus 1%.  The loan must be repaid within 5 years, or 15 years if for the acquisition of the participant's primary residence.  If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits:  Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VII accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from Entergy Savings Plan VII, unless the taxable portion is rolled over to an individual retirement account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403 (a), 403(b), 408(a), 408(b), or 457(b) of the IRC.  Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the Code to such tax.

Inactive accounts:  Terminated participants and beneficiaries with an account balance greater than $500 (including rollovers) are allowed, under the provisions of Entergy Savings Plan VII, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the Code. In addition, Entergy Savings Plan VII includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments.  The cumulative amount to be distributed to such participants was $601,756 as of December 31, 2013 and $353,990 as of December 31, 2012.

Forfeiture accounts:  The unvested portion of company matching contributions in the account of a participant who terminates employment will be forfeited if he incurs a five-year break-in-service.  If a participant receives, or is deemed to receive, a distribution of all or a portion of his vested company matching contributions after terminating employment, he will forfeit that portion of his unvested company matching contributions equal to the percentage of the vested portion of his company matching contributions that he receives or was deemed to receive.  If the terminated participant repays the full amount of the distribution or deemed distribution before incurring a five-year break-in-service and within five years after the date he is rehired by his Entergy System Company employer, the forfeited company matching contributions will be restored to the participant's account.  If a participant receives an in-service distribution of all or a portion of his vested company matching contributions, he will forfeit that portion of his unvested company matching contributions equal to the percentage of the vested portion of his company matching contributions that he receives.  If the participant repays the full amount of the in-service distribution, the forfeited company matching contributions will be restored to his account.  Company matching contributions which matched a distributed excess deferral contribution also shall be forfeited.  All forfeited company matching contributions are credited to Entergy Savings Plan VII's forfeiture account.  Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions or defined company contributions.  The forfeiture account totaled approximately $6,268 as of December 31, 2012 and includes realized and unrealized appreciation on the amounts in the forfeiture account.  There was no activity in the forfeiture account as of December 31, 2013. There were no administrative expenses paid out of the forfeiture account during 2013 or 2012. In both 2013 and 2012, the forfeiture account was used to reduce the company matching contributions.

Note 2.  Summary of Significant Accounting Policies

Basis of presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements:  The preparation of Entergy Savings Plan VII's financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value.  Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust:  Entergy Savings Plan VII's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee.  Entergy Savings Plan VII maintains an undivided beneficial interest in each of the investment accounts of the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation:  Cash and cash equivalents are valued at cost plus accrued interest which approximates fair value.  Common stock and treasury fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date.  Shares of mutual funds are fair valued at quoted market prices.  Common trust funds are stated at fair value based on a net asset value per share as determined by the issuer of the trust fund based on the fair value of the underlying investments.  Fixed income debt securities (corporate, government, and securitized) are fair valued based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund.  The GICs, SICs, and SACs are discussed in detail below (Note 4).  In determining estimated fair value for the GICs, a theoretical fair value is calculated by discounting expected future contract cash flows at the estimated year-end market yields for similar investments.  GIC fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The estimated fair values of the underlying assets of the SICs and SACs are presented at estimated fair value as determined by quoted market prices on the valuation date.  The estimated fair value of the GICs, SICs, and SACs are presented in the investments of the Master Trust table (Note 5) and then adjusted to contract value.

In accordance with accounting guidance on reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Statements of Net Assets Available for Benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and is not affected by the accounting guidance.

Notes receivable from participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis.

General administrative expenses:  Administrative expenses are paid from the administrative budget account.  To the extent administrative expenses are not paid from the administrative budget account they are paid by the participating Entergy System Companies.

Risks and uncertainties:  Entergy Savings Plan VII utilized various investment instruments, including common stock, mutual funds, common trust funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.  There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise.  Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for Entergy Savings Plan VII.

Payment of benefits:  Benefits payable for terminations and withdrawals are recorded when paid.  This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises.  As of December 31, 2013 and 2012, there were no benefits payable for either year.

Income recognition:  The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits.  The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to investments options available under the Entergy Savings Plan VII are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.  Fair Value Measurements

Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The Master Trust classifies its investments as follows:

•
Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date.  Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads.  Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy Corporation if it is believed such would be more reflective of fair value.  Level 2 inputs include the following:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability; or
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2013.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$94,564,343	$-	$-	$94,564,343
Common stock	450,594,800	-	-	450,594,800
Mutual funds	394,701,261	-	-	394,701,261
Common trust funds	-	1,842,081,931	-	1,842,081,931
Guaranteed investment contracts	-	36,165,597	-	36,165,597
Synthetic investment contracts:
Cash	2,922,926	-	-	2,922,926
Fixed income securities	77,326,354	250,017,701	-	327,344,055
Separate account contracts:
Cash	1,232,443	-	-	1,232,443
Fixed income securities	22,300,356	89,140,942	-	111,441,298
Brokerage accounts:
Mutual funds	55,718,849	-	-	55,718,849
Total	$1,099,361,332	$2,217,406,171	$-	$3,316,767,503

For the year ended December 31, 2013, there were no significant transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2012.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$102,224,631	$-	$-	$102,224,631
Common stock	477,797,678	-	-	477,797,678
Mutual funds	944,555,664	-	-	944,555,664
Common trust funds	-	967,382,736	-	967,382,736
Guaranteed investment contracts	-	36,310,067	-	36,310,067
Synthetic investment contracts:
Cash	2,093,554	-	-	2,093,554
Fixed income securities	28,355,450	206,516,416	-	234,871,866
Separate account contracts:
Cash	970,638	-	-	970,638
Fixed income securities	13,921,430	98,587,653	-	112,509,083
Brokerage accounts:
Mutual funds	56,781,746	-	-	56,781,746
Total	$1,626,700,791	$1,308,796,872	$-	$2,935,497,663

For the year ended December 31, 2012, there were no significant transfers in or out of Levels 1, 2, or 3.

Assets included in Level 2 include common trust funds.  The common trust funds are issued by T. Rowe Price and hold investments in accordance with stated objectives.  The fair values of the common trust funds are estimated using the net asset value per share of the trust funds that are determined by the issuer of the trust funds based on the fair value of the underlying investments.  These common trust funds include: T. Rowe Price Equity Income Trust, which employs a value-oriented investment approach focusing on companies with an above-average dividend yield; T. Rowe Price Blue Chip Growth Trust, which focuses on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability; T. Rowe Price New Horizons Trust, which invests primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community; T. Rowe Price New Horizons Trust may also invest in companies that offer the possibility of accelerating earnings growth because of rejuvenated management, new products, or structural changes in the economy; T. Rowe Price Bond Trust I, which invests at least 80% of assets in income producing investment-grade debt securities at various credit quality levels to achieve a higher yield; T. Rowe Price International Core Equity Trust A, which seeks long-term growth of capital through international stocks; T. Rowe Price Stable Value Common Trust Fund, which is held by the Entergy Stable Income Fund and invests in investment contracts that are designed to provide principal stability and a competitive yield; and T. Rowe Price Retirement 2055, 2050, 2045, 2040, 2035, 2030, 2025, 2020, 2015, 2010, and 2005 Active Trusts A and T. Rowe Price Retirement Income Active Trust A, which invests primarily in a diversified portfolio of other T. Rowe Price common trust funds that represent various asset classes and sectors and the trusts’ allocations between stock and bond trusts change over time in relation to each trust’s target  retirement date, except for the Retirement Income Active Trust A, which will maintain a constant neutral allocation of approximately 40% stock trusts and 60% bond trusts.  Plan participants may reallocate their Savings Plan accounts among the Savings Plan’s available investment options, including the common trust funds, at any time, subject to T. Rowe Price’s excessive trading guidelines.

Note 4.    Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions.  All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable.  In the case of the SICs, the Trustee is also a party to the contract.  The issuer of the GICs accepts a deposit from the trust on behalf of the plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract.  The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio.  The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust.  SACs share certain attributes of both traditional and synthetic investment contracts.  The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments.  The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio.  The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

	2013	2012
Average yields on investment contracts:
Based on annualized earnings (1)	1.67%	2.06%
Based on interest rate credited to participants (2)	1.83%	2.08%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair value on the same date.  Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs, SICs, and SACs was approximately 2.24% for 2013 and 2.62% for 2012.  The crediting interest rates varied from 0.7% - 2.7% as of December 31, 2013 and from 0.7% - 4.0% as of December 31, 2012.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.  In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract.  Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.  Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.  Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts.  Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses.  As of December 31, 2013 and 2012, Entergy Savings Plan VII's interest in the net assets of the Master Trust was less than 1% for both years.

The fair values of the Master Trust's investments as of December 31, 2013 and 2012 are as follows:

	2013	2012

Cash and cash equivalents	$94,564,343	$102,224,631
Common stock*	450,594,800	477,797,678
Mutual funds	394,701,261	944,555,664
Common trust funds	1,842,081,931	967,382,736
Guaranteed investment contracts	36,165,597	36,310,067
Synthetic investment contracts	330,266,981	236,965,420
Separate account contracts	112,673,741	113,479,721
Brokerage accounts	55,718,849	56,781,746
Total fair value of investments in the Master Trust	3,316,767,503	2,935,497,663
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(6,722,611)	(18,525,512)
Investments in the Master Trust	$3,310,044,892	$2,916,972,151

*The common stock consists entirely of Entergy Corporation common stock.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2013 are summarized as follows:

Dividend and interest income:

Common stock**	$22,317,560
Mutual funds	12,595,161
$34,912,721

Net realized and unrealized appreciation (depreciation) of investments:

Common stock**	$(1,823,051)
Mutual funds	96,770,861
Common trust funds	388,486,272
Guaranteed investment contracts	537,423
Separate account contracts	2,848,189
Synthetic investment contracts	6,171,905
Brokerage accounts	5,195,997
$498,187,596

**The common stock consists entirely of Entergy Corporation common stock.

Note 6.  Tax Status

The Internal Revenue Service has determined that Entergy Savings Plan VII is in compliance with the applicable requirements of the IRC of 1986 as amended.  The most recent favorable determination letter relating to Entergy Savings Plan VII (as amended and restated effective January 1, 2013) is dated May 30, 2014.  Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to Entergy Savings Plan VII are in compliance with the requirements of the Code.    Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

The Entergy Savings Plan VII administrator (the Plan Administrator) believes that, to the best of its knowledge, Entergy Savings Plan VII has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS.  The Plan Administrator believes that Entergy Savings Plan VII is no longer subject to IRS examinations for years prior to 2010, except for qualification issues.

Note 7.  Entergy Savings Plan VII Termination

Although they have not expressed any intent to do so, the participating employers have the right under Entergy Savings Plan VII to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate Entergy Savings Plan VII subject to the provisions of ERISA.  In the event that Entergy Savings Plan VII is terminated, subject to conditions set forth in ERISA, Entergy Savings Plan VII provides that all participants will be fully vested and the net assets of Entergy Savings Plan VII will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.   Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions.  The year-end market price of Entergy Corporation common stock was $63.27 per share at December 31, 2013 and $63.75 per share at December 31, 2012.

Note 9.   Reconciliation to Form 5500

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2013 and 2012 represents Entergy Savings Plan VII's interest in the Master Trust at fair value and also includes an adjustment from fair value to contract value for fully benefit-responsive investment contracts.  Entergy Savings Plan VII's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts.  The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

As of December 31, 2013 and 2012, Entergy Savings Plan VII’s net assets available for benefits include participant loans treated as deemed distributions during the plan year; however, these amounts are not reported on Entergy Savings Plan VII’s Form 5500 as part of the assets of the plan at the end of the plan year.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per Entergy Savings Plan VII's Form 5500 as of December 31, 2013 and 2012:

	Net Assets Available for Benefits
	2013	2012
Net assets available for benefits, per the financial statements	$14,373,114	$11,083,952
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,070	23,264
Participant loans treated as deemed distributions, including accrued interest	(1,533)	(1,516)
Total assets per Form 5500, at fair value	$14,378,651	$11,105,700

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013 to the net income on Entergy Savings Plan VII's Form 5500 for the year ended December 31, 2013:

Increase in net assets per the financial statements	$3,289,162
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,264)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,070
Reverse: Prior year Participant loans treated as deemed distributions, including accrued interest	1,516
Participant loans treated as deemed distributions, including accrued interest	(1,533)
Net income per the Form 5500	$3,272,951

Note 10.   Subsequent Events

The Employee Benefits Committee exercised its discretion and authority to replace the T. Rowe Price Retirement Date Active Trusts A with the T. Rowe Price Retirement Active Trusts B.  Effective January 10, 2014, the following investment options are available under the Entergy Savings Plan:

•	Entergy Stock Fund
•	Entergy Stable Income Fund
•	Vanguard Institutional Index Fund Plus
•	T. Rowe Price Balanced Fund
•	T. Rowe Price International Core Equity Trust A
•	T. Rowe Price Equity Income Trust C
•	T. Rowe Price Blue Chip Growth Trust T4
•	T. Rowe Price New Horizons Trust A
•	T. Rowe Price Bond Trust I T1
•	T. Rowe Price Retirement 2005 Active Trust B
•	T. Rowe Price Retirement 2010 Active Trust B
•	T. Rowe Price Retirement 2015 Active Trust B
•	T. Rowe Price Retirement 2020 Active Trust B
•	T. Rowe Price Retirement 2025 Active Trust B
•	T. Rowe Price Retirement 2030 Active Trust B
•	T. Rowe Price Retirement 2035 Active Trust B
•	T. Rowe Price Retirement 2040 Active Trust B
•	T. Rowe Price Retirement 2045 Active Trust B
•	T. Rowe Price Retirement 2050 Active Trust B
•	T. Rowe Price Retirement 2055 Active Trust B
•	T. Rowe Price Retirement Income Active Trust B
•	TradeLink Participant-Directed Brokerage Accounts

The Employee Benefit Committee exercised its authority to designate T. Rowe Price Retirement Active Trusts B as Qualified Default Investment Alternatives for the Entergy Savings Plan and to remove the T. Rowe Price Retirement Active Trusts A from the Entergy Savings Plan’s Qualified Default Investment Alternatives.  Accordingly, effective January 10, 2014, participant contributions and employer matching contributions not directed to specific investment options by the participant are invested by the trustee in one of the following T. Rowe Price Retirement Active Trusts B designated as the Entergy Savings Plan’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Active Trust B
•	T. Rowe Price Retirement 2010 Active Trust B
•	T. Rowe Price Retirement 2015 Active Trust B
•	T. Rowe Price Retirement 2020 Active Trust B
•	T. Rowe Price Retirement 2025 Active Trust B
•	T. Rowe Price Retirement 2030 Active Trust B
•	T. Rowe Price Retirement 2035 Active Trust B
•	T. Rowe Price Retirement 2040 Active Trust B
•	T. Rowe Price Retirement 2045 Active Trust B
•	T. Rowe Price Retirement 2050 Active Trust B
•	T. Rowe Price Retirement 2055 Active Trust B

E.I.N. 72-1229752 / PN 016
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Schedule of Assets (Held at End of Year)
As of December 31, 2013
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime -1% with terms of up to 15 years)	2.25% - 5.0%	11/09/2013-10/09/2028**	N/A	$ 768,531

SIGNATURE

Entergy Savings Plan VII.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII

By: /s/ Alyson M. Mount Alyson M. Mount Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated:  June 26, 2014

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142055 on Form S-8 of our report dated June 26, 2014, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries VII, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries VII for the year ended December 31, 2013.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 26, 2014